

June 5, 2007

Room 7010

J. Kimo Esplin
Executive Vice President and Chief Financial Officer
Huntsman Corporation
500 Huntsman Way
Salt Lake City, Utah 84108

> **Re: Huntsman Corporation**
> **Form 10-K for Year Ended December 31, 2006**
> **File No. 001-32427**

Dear Mr. Esplin:

We have reviewed your response letter dated May 11, 2007 and have the following comment. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for the quarter ended March 31, 2007

Item 4. Controls and Procedures, page 60

1.   We note that at March 31, 2007, your management determined your disclosure controls and procedures are effective and further noted the changes you made to your internal control over financial reporting as a result of the material weakness noted at December 31, 2006. Please expand your disclosure to disclose whether the company believes the material weakness still exists at March 31, 2007, and to explain how management has determined that disclosure controls and procedures are now effective given the material weakness noted at December 31, 2006.

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief